

**Alan J. Haughie**
Senior Vice President and Chief Financial Officer

November 13, 2012

**VIA EMAIL**

Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 5546
Washington, D.C. 20549

**RE: Federal-Mogul Corporation**
**Exemption Request for Rule 1-02(w) and Rule 3-09 of Regulation S-X for the Year**
**Ended December 31, 2011**

Ladies and Gentlemen:

Federal-Mogul Corporation (the "Company") is respectfully requesting a waiver of the requirement under Rule 3-09 of Regulation S-X that the Company provide separate audited financial statements for fiscal year 2011 for one of its non-consolidated affiliates, a joint venture located in Turkey in which the Company holds a 50%-non-controlling interest ("Turkey JV"). Although the subsidiary is deemed significant based upon a strict application of the computational guidance for the income test of Rule 1-02(w)(3), the Company does not believe its Turkey JV to be "significant" nor that separate audited financial statements would provide useful information to its investors.

*Background*

The waiver requested herein is being submitted in connection with the comments set forth in a letter dated October 9, 2012 from Linda Cvrkel, Accounting Branch Chief, of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission to Mr. Alan J. Haughie, Senior Vice President and Chief Financial Officer of the Company, concerning the Company's Form 10-K for the year ended December 31, 2011 ("Annual Report") and Form 10-Q for the quarter ended June 30, 2012 ("SEC Comment Letter"). Comment 2 of the SEC Comment Letter requested that the Company explain whether equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle for any of its equity method affiliates exceeds 20 percent of such consolidated income for 2011. As a result of this comment, the Company re-evaluated its application of the investment and income significance tests ("Significance Tests") outlined in Rule 1-02(w) of Regulation S-X and acknowledges that its investment in the Turkey JV, under those rules, would be deemed significant, therefore requiring the Company to file separate audited financial statements for the Turkey JV for fiscal year 2011 pursuant to Rule 3-09 of Regulation S-X. The Company based its original assessment on an average loss (as opposed to average income) for the income averaging calculation as it was considered to be more reflective of the Company's historical performance due to the prevalence of loss years in the five year historical period, though the Company now acknowledges that this approach was not in strict compliance with computational note 2 for the income test as prescribed in Rule 1-02(w)(3) of Regulation S-X. Contained below are the Significance Tests corresponding to the Company's investment in the Turkey JV.

*Investment Test under Rule 1-02(w)(1)*

Under the investment test of Rule 1-02(w)(1), the Turkey JV investment represents 2.0% of the Company's assets as of December 31, 2011, an amount that the Company considers to be insignificant. The following is the investment test calculation as of December 31, 2011 and 2010:

|  | December 31 2011 | December 31 2010 |
|---|---|---|
|  | (Millions of Dollars) | |
| Investment in the Turkey JV | $ 138 | $ 132 |
| Total assets of the Company | 7,029 | 7,296 |
| Turkey JV investment as a % of total Company assets | 2.0% | 1.8% |

*Income Test under Rule 1-02(w)(3)*

The following table represents the Company's (loss) income before incomes taxes used for the income test of Rule 1-02(w)(3):

|  | Successor | | | | Predecessor |
|---|---|---|---|---|---|
|  | Year Ended December 31 | | | | |
|  | 2011 | 2010 | 2009 | 2008 | 2007 |
|  | (Millions of Dollars) | | | | |
| (Loss) income before income taxes | $ (66) | $ 179 | $ (72) | $ (466) | $ 1,740 |
| Less net (income) loss attributable to noncontrolling interests | (7) | (6) | (12) | (3) | 4 |
| Less equity earnings in the Turkey JV, if required per computational note 1 of the income test | (23) | — | (10) | (13) | — |
| Computation denominator | $ (96) | $ 173 | $ (94) | $ (482) | $ 1,744 |
| Equity earnings in the Turkey JV | 23 | 18 | 10 | 13 | 23 |
| Significance under Rule 1-02(w)(3) | 24.0% | 10.4% | 10.6% | 2.7% | 1.3% |

Strictly applied, the income test under Rule 1-02(w)(3) would mean the Turkey JV would constitute a significant subsidiary in 2011 as the Turkey JV income would be 24.0% of the absolute value of the Company's 2011 loss. However, this consolidated loss was driven by 2011 impairments totaling $(307) million, in the absence of which, the Turkey JV income would have been 9.8% of the Company's 2011 pro forma income, similar to 2010 results.

The Company believes that strict application of the Significance Tests, particularly the prohibition on averaging loss years, does not allow for the Turkey JV's impact to be appropriately quantified due to the prevalence of loss years in the four year successor historical period (2007 being a predecessor period and excluded from all computations per the minutes of the AICPA SEC Regulations Committee Joint Meeting with the SEC Staff on June 20, 2006). It is for this reason that the Company utilized average loss (as opposed to average income) when performing the income averaging calculation in computational note 2 and considered it to be more reflective of the Company's historical results. This resulted in the Turkey JV's 2011 income of $23 million equating to 17.2% of the absolute value of the Company's average loss of $(134) million (($(96) million + $(94) million + $(482) million) / 5 fiscal years).

The Company believes providing separate audited financial statements for the Turkey JV would not be meaningful to its investors. Several additional quantitative and qualitative factors demonstrate that the Company's investment in the Turkey JV is not meaningful on a standalone basis, including:

1. The Company believes that the income test was only deemed significant due to the near break-even circumstances in 2011, which, again, were driven by significant 2011 impairments totaling $(307) million, and the fact that immaterial items in break-even years can produce relatively large percentages of income. As support for this position, the Company referred to Associate Chief Accountant Todd E. Hardiman's December 12, 2006 remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments, which in part stated, "We took a stab at trying to identify the types of considerations that might cause a large error to be immaterial. You might find it instructive that we could only come up with two examples. The first is a break-even year." Acknowledging concerns stated within his speech regarding the difficulty to define a break-even year versus a company that operates with thin margins with no clear trend in historical earnings, the Company notes that in 2011, and absent the impairments recognized during that year, the Company does not typically generate break-even results and the results of the 2011 income test were anomalous.

2. The amount of the investment in and revenue generated by the Turkey JV in relation to the total assets and net sales of the Company are quantitatively insignificant:
   a. For the year ended December 31, 2011, the Turkey JV had net sales of $317 million, which is 4.6% of the Company's net sales of $6,910 million.
   b. The Turkey JV total assets of $179 million as of December 31, 2011 represent 2.3% of the Company's $7,029 million in total assets.
   c. The Turkey JV investment of $138 million as of December 31, 2011 represents 2.0% of the Company's total assets.

3

These percentages, demonstrating the relative insignificance of the Turkey JV, have been similar historically and are expected to be consistent in future periods.

3.  This joint venture is comprised of two manufacturing and one aftermarket location that operate in a similar manner to the Company's consolidated manufacturing and aftermarket locations (121 worldwide at December 31, 2011) in terms of products, manufacturing process, customers, and capital investment. The Turkey JV manufactures pistons, piston rings, piston pins, and cylinder liners for sale to original equipment and aftermarket customers, which are no different than other Company manufacturing locations.

4.  The Company's joint venture is a business established and maintained in connection with its manufacturing and sourcing operating strategy and is neither a special purpose entity nor considered a key component of the Company's long-term growth strategy. In general, the Company does not extend guarantees, loans or other instruments of a variable nature to the Turkey JV that may result in incremental risk to the Company's liquidity position.

*Investor Perspective*

The Company is covered by 3 analysts and meets regularly with its principal investors. Based on these interactions, the Company is not aware of any request or interest for additional financial information relative to investments in non-consolidated equity affiliates, including the Turkey JV. Furthermore, management, analysts, and the Company's principal investors do not solely focus on income (loss) before taxes, but also benefit from referring to Operational EBITDA in assessing the Company's operating results. Therefore, this measure is also relevant to consider whether the Turkey JV is significant enough to require separate financial statements and to impact the decisions made by its investors when analyzing the results of its business. The Company's Operational EBITDA of $702 million for the year ended December, 31 2011 includes $23 million of equity earnings from the Turkey JV, or 3.3%, an amount the Company believes is insignificant.

Additionally, as disclosed in the Company's Annual Report and definitive proxy statement, Icahn Enterprises L.P., an entity indirectly owned and controlled by Mr. Carl Icahn, has a beneficial interest of approximately 77% of the Company's outstanding shares of common stock. Mr. Icahn has the ability to control the Company and serves as non-executive chairman of the board of directors. This relationship provides the Company access to its largest investor and insight on the importance of financial information required by investors for decision making purposes. Through this relationship and the related dialog with analysts, investors, and Mr. Icahn and his representatives, the Company believes providing separate audit financial statements would not be meaningful to its investors.

*Availability of Financial Information*

The Turkey JV is a Turkish stock corporation that is subject to statutory auditing. The Company, at its expense, requests audit procedures be performed over financial information received by the Company from the Turkey JV to ensure compliance with accounting principles generally accepted in the United States ("U.S. GAAP"). Audited consolidated financial statements required under Rule 3-09 would not be required, requested nor prepared for any other purpose and could not be obtained without unreasonable effort and expense relative to the perceived benefit to the Company's investors due to: (1) the legal structure of the Turkey JV and the availability of financial information at the individual legal entity only (not consolidated); and (2) as the Company does not have a controlling interest in the Turkey JV, obtaining the extent of financial information necessary to prepare the consolidated financial statements required under Rule 3-09 would be difficult.

Based on the quantitative and qualitative points collectively noted above, the Company respectfully requests that the Office of the Chief Accountant, pursuant to Rule 3-13 of Regulation S-X, waive the application of Rule 3-09 for the year ended December 31, 2011. For the reasons cited above, the Company believes that the granting of this waiver would not be inconsistent with the protection of investors.

Given that the Company strongly believes that providing this information for the year ended December 31, 2011 would be of no benefit to investors, we would welcome the opportunity to meet with you if you believe it would be beneficial to better understand our position. If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Sincerely,

Alan J. Haughie
Senior Vice President and
Chief Financial Officer